Mail Stop 3561

	August 24, 2005

Richard H. Walker, Jr., Esq.
South Jersey Gas Company
1 South Jersey Plaza
Folsom, New Jersey 08037

Re:	South Jersey Gas Company
	Registration Statement on Form S-3
	Filed July 22, 2005
	File No. 333-126822
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      File No. 0-22211

Dear Mr. Walker:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies, page 30

Operating, page 31
1. We have read your response to our prior comment 2 of our letter dated August 11, 2005. You indicate that you have only excluded the results of the appliance services business since you transferred that business to a related entity effective September 1, 2004. Tell us why you did not remove the results of operations for all periods presented. See SFAS 141 paragraph D16. Conversely, tell us why you did not classify the business as a discontinued operation in accordance with SFAS 144 paragraphs 41 to 44.

Note 13 - Commitments and Contingencies, page 46
2. We have read your response to our prior comment 4 of our letter dated August 11, 2005. We note that the Cleanup Cost Cap Insurance
Policy is limited to an aggregate payment amount of $50 million. In future filings, please disclose the limitation of the insurance coverage.
3. In future filings, please provide a tabular presentation showing the beginning environmental liability, additions to the liability, reductions, adjustments and the ending balance.
4. In future filings, please provide disaggregated disclosures with regard to the Bridgeton, Glassboro, Millville, and Salem sites.
We
note that these four sites represent, in aggregate, a significant percentage of the accrued liability as well as the high end estimate.
The disclosure should include the liability and high end estimate for these four sites either individually or in the aggregate. Additionally, with respect to these sites please provide a more detailed discussion of the stage of remediation, steps necessary to complete the remediation, as well as any significant risks to your estimates. See SOP 96-1 paragraphs 161 to 163.


* * *


        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.









      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding the comments.

      Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Richard J. Busis, Esq.
	Cozen O`Connor
      Fax: (215) 701-2456

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Richard H. Walker, Jr., Esq.
South Jersey Gas Company
August 24, 2005
Page 1